UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                    FORM 10-KSB

     For Period Ended:  December 31, 2000   SEC FILE NUMBER   0-29925
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PART I- REGISTRANT INFORMATION


                          Boundless Vision Incorporated
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                            Full Name of Registrant

                                       NA
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                             Former Name if Applicable

345 North Maple Drive, Suite 284              Beverly Hills, CA 90210
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Address of Principal Executive Office         City, State and Zipcode

PART II- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescibed due date; or the subject quarterly report of transition report of Form 10-Q, or position thereof wil be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

PART III- NARRATIVE

Company has encountered delay in finalizing financial statements.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Jaak Olesk            310            288-0693
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               Name            Area code     Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer if no,
    identify report(s).                                        [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Boundless Vision Incorporated
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2001           By: /s/ Jaak Olesk, Chairman, CEO
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